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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 21, 2003

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario
M5J 2T3
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ☐        Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☒        No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
July 21, 2003
	By:	/s/ P.D. LAFRANCE P.D. Lafrance — Assistant Secretary

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FALCONBRIDGE REPORTS PROFIT OF $56.0 MILLION
IN SECOND QUARTER 2003

FOR IMMEDIATE RELEASE

July 21, 2003, TORONTO, Ontario — Falconbridge Limited today reported consolidated earnings of $56.0 million (30 cents per common share) for the three months ended June 30, 2003. This compares with earnings of $38.5 million (20 cents per common share) for the corresponding period of 2002. Included in these results is a non-recurring $12 million or seven cents per share tax recovery attributable to Canadian Government changes in resource sector taxation.

"Our production and overall financial results for the quarter were positive; however, we continue to be challenged by the strengthening of the Canadian currency relative to the U.S. dollar and by cost pressures resulting from high energy prices," said Aaron Regent, President and Chief Executive Officer. "Metal prices have been steady with the exception of nickel which has been a strong performer. The economy remains a concern but we are cautiously optimistic for the balance of the year."

Management's Discussion & Analysis

Second quarter 2003 results

Second quarter operating income of $72.2 million compared with an operating income of $67.6 million for the same period of 2002. Consolidated revenues of $695.0 million increased from $634.4 million in the second quarter of 2002. Both increases reflect higher average realized nickel and copper prices which were up 20% and 1%, respectively, and nickel volumes, which were partially offset by lower copper volumes and by the impact of a higher US/Canadian dollar exchange rate. Precious metal revenues were also higher at $35.1 million compared to $30.9 million in the same period last year. Corporate costs of $25.2 million were $4.6 million higher than the same period last year, due to a $10 million loss on foreign exchange translation. Reduced general and administrative and exploration costs continue to be realized from the co-ordination of certain activities between Falconbridge and its parent Noranda Inc. During the quarter, cash flow from operations after working capital improved to $155.4 million as compared to $122.4 million for the same period of 2002.

Six months earnings

For the six months ended June 30, 2003, earnings were $116.5 million (62 cents per common share), as compared to earnings of $61.2 million (31 cents per common share) for the first half of 2002. Year-to-date consolidated revenues of $1,414.4 million were 20 percent higher than revenues of $1,160.0 million in the first half of 2002 while operating income of $167.6 million was 76 percent above the $95.1 million realized in the first half of 2002. Both increases reflect significantly higher nickel prices that were up 27% and nickel volumes, higher copper prices and volumes, and higher precious metal revenues, which were partially offset by a higher US/Canadian dollar exchange rate.

During the period, cash flow from operating activities after working capital changes was $219.1 million compared to $160.3 million for the first half of 2002.

Operations

Nickel Operations

During the quarter, refined nickel production totaled 26,697 tonnes compared with 25,476 tonnes a year ago. Operating income for the quarter increased to $78.0 million from $53.8 million a year ago due to higher nickel prices and sales volumes and precious metal revenues.

Integrated Nickel Operations (INO)

The Sudbury mines operated on plan during the quarter. Compared to last year, production was lower due to reduced ore grades which declined to 1.38% from 1.56% last year. In the third quarter, production will be lower due to scheduled vacation shutdowns at Lockerby, Thayer Lindsley and at the Strathcona Mill.

At Raglan, metal production was slightly ahead of plan and improved over comparable period last year as higher ore grades and recoveries compensated for lower mine tonnages.

Metal production from the Sudbury smelter was comparable to last year but was above current year plan by about 25 percent due to the successful procurement of additional custom feeds. Consistent with prior years, the smelter is currently closed for a maintenance and vacation shutdown until August 4th.

The Nikkelverk refinery was slightly below plan due to lower custom feed volumes resulting from the BCL smelter shutdown in March. The impact of this reduction in feed has been largely offset by increased matte production from Sudbury. Production in the third quarter will be impacted by the shutdown of the Sudbury smelter.

The INO's operating income for the three months ended June 30, 2003 was $67.0 million compared to $41.0 million for the same 2002 period. The increase is a result of higher nickel prices and volumes and higher precious metal revenues, partially offset by higher unit costs and a less favourable US/Canadian dollar exchange rate.

Falconbridge Dominicana, C. por A. (Falcondo)

Production at Falcondo was lower than a year ago due to scheduled maintenance work and reduced power supply resulting from the failure of the Number 1 power unit for five days in April.

Falcondo's operating income for the period was $11.0 million. This compares with income of $13.4 million for the three months ended June 30, 2002. The lower contribution reflects significantly higher oil prices and the impact of lower sales volumes, which was offset by a higher ferronickel selling price.

Copper Operations

During the quarter, mined copper production totaled 79,864 tonnes compared with 83,343 tonnes a year ago. Operating income decreased from $34.4 million a year ago to $19.5 million due to lower sales volumes and the impact of the lower exchange rates, offset by marginally higher copper prices.

Kidd Operations

Copper and zinc production from the Kidd Mine was lower than for the corresponding period of 2002 due to access restrictions to high grades zones in the upper mine. Production results should improve for the balance of the year with the completion of additional ground control work. Copper and zinc mine production forecast for 2003 has been revised to 45,000 tonnes and 90,000 tonnes, respectively. Copper cathode production for the period was above last year's output, while zinc production was slightly lower than in the second quarter of 2002.

During the quarter, a decision was taken to extend the shutdown at the zinc plant for market and supply-related reasons to September 30th instead of September 2nd. As a further step to offset the strong Canadian dollar and weak market conditions, eighty-five positions were permanently reduced from the workforce, thereby lowering production costs.

Kidd incurred an operating loss of $23.5 million for the three months ended June 30, 2003 compared to an operating loss of $15.6 million for the corresponding period of 2002. Included in this result are $11.5 million due to a write-down in the value of the metal inventory resulting from the stronger Canadian dollar and a $5.5 million charge for termination costs.

Collahuasi

Collahuasi's mine production was on budget but lower than the second quarter of 2002 due to lower ore grades. Concentrate production was lower than the corresponding period of 2002, while cathode production was the same as last year's levels. Falconbridge's share of Collahuasi's operating income for the three months ended June 30, 2003 was $36.3 million compared to $43.4 million for the second quarter of 2002. The decrease reflects lower copper volume and a lower exchange rate, partially offset by higher copper prices.

Lomas Bayas

Production from Lomas Bayas was above plan for the quarter and similar to last year's levels. Operating income for the three months ended June 30, 2003 was $6.8 million. This compares with operating income of $6.6 million for the corresponding 2002 period. The Stage Gate review of the expansion of the crushing plant was completed and after approval, detailed engineering began. The expansion will compensate for the declining ore grades. The additional capacity is expected to be operational by the second quarter of 2004 and will maintain the current production level.

Liquidity and Capital Resources

Cash generated from operations totaled $155.4 million compared to $122.4 million for the second quarter of 2002. Capital expenditures and deferred project costs were $110.0 million, up from $95.6 million for the same 2002 period. Dividends of $20.4 million were paid.

On May 29th, the Corporation completed the sale of US$250 million of twelve-year debentures. The notes, which are unsecured and bear a coupon rate of 5.375 percent per annum, mature on June 1, 2015. The proceeds were used to repay amounts outstanding under the Corporation's commercial paper program, to fund planned capital expenditures and for general purposes.

During the quarter, the Corporation repurchased and cancelled 600,000 shares of its common stock at a cost of $9.6 million.

Cash resources stood at $427.0 million at June 30, 2003. The net debt to net debt plus equity ratio fell to 39% at the end of June from 42% at the end of 2002.

Other Developments

Nickel Rim South

The current phase of diamond drilling has been completed and borehole geophysical surveys are in progress to assist in the determination of the optimum location for the shaft pilot hole. A revised mineral resource estimate is provided in the following table and represents a 27 percent increase in tonnage compared to the January 1, 2003 estimate:

Inferred Resource — June 30, 2003

Zone	Tonnes	% Ni	% Cu	Pt g/t	Pd g/t	Au g/t
Contact	3,050,000	1.8	1.0	0.5	0.5	0.2
Footwall	4,900,000	1.6	6.6	3.5	4.3	1.4
Total	7,950,000	1.7	4.4	2.3	2.8	0.9

Compared to the following as of January 1, 2003:

Zone	Tonnes	% Ni	% Cu	Pt g/t	Pd g/t	Au g/t
Contact	2,450,000	1.8	0.9	0.5	0.4	0.1
Footwall	3,800,000	1.7	5.1	3.3	3.8	2.3
Total	6,250,000	1.7	3.4	2.2	2.5	1.4

Montcalm

The Board of Directors has approved the development of the Montcalm nickel project in Ontario, subject to the receipt of all necessary operating permits. The net capital cost to develop the project after pre-production revenues is estimated at $100 million, and includes $19 million for working capital.

Koniambo

Work on the Koniambo project in New Caledonia continues to advance. There is a high level of interest on the part of the French Government and the Company's President and Chief Executive Officer, Aaron Regent, is scheduled to meet the President of France on July 25th to review the project.

Dividend payment

On July 21, 2003 the Board of Directors declared dividends of 10 cents per Common Share payable August 14, 2003 to shareholders of record July 31, 2003 and of 2 cents per Preferred Share Series 1 payable September 1, 2003 to shareholders of record August 18, 2003. For Preferred Share Series 2, a dividend of 36.72 cents per share was declared and is payable September 1, 2003 to shareholders of record August 18, 2003.

This press release contains forward-looking statements regarding Falconbridge's nickel, copper, zinc and precious metals production levels, sensitivity of financial results to changes in metals prices and exchange rates and other costs, and other issues and aspects relating to its business and operations. Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond Falconbridge's ability to control or predict. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as business and economic conditions in the principal markets for Falconbridge's products, the supply and demand for metals to be produced, deliveries, production levels, production and other anticipated and unanticipated costs and expenses, metals prices, premiums realized over London Metal Exchange cash and other benchmark prices, tax benefits, the Canadian — U.S. dollar and other exchange rates, the timing of the development of, and capital costs and financing arrangements associated with projects, the timing of the receipt of governmental and other approvals, political unrest or instability in countries where Falconbridge is active, risks involved in mining, processing and exploration activities, market competition and labour relations and other risk factors listed from time to time in Falconbridge's annual reports.

Note: All dollar amounts are expressed in Canadian dollars unless otherwise noted. Condensed consolidated financial statements are attached.

Log on to www.falconbridge.com to access Falconbridge's quarterly teleconference which is being held at 3 p.m. (EDT) today, July 21, 2003. A recording of the call will be posted on the site as soon as it is available.

For further information please contact:

Denis Couture, Vice-President, Investor Relations, Communications & Public Affairs
416-982-7020
denis.couture@toronto.norfalc.com

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENT OF EARNINGS

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
	(unaudited — in thousands of Canadian dollars)
Revenues	$695,018	$634,439	$1,414,443	$1,160,034
Operating expenses
Costs of metal and other product sales (note 2)	482,000	428,682	987,279	799,425
Selling, general and administrative (note 8)	31,913	31,887	64,364	68,236
Depreciation and amortization	93,823	97,925	179,803	189,253
Exploration	10,901	8,565	14,264	14,934
Research and process development	3,091	3,376	5,913	6,562
Other (income)/expense (note 3)	1,061	(3,551)	(4,817)	(13,522)

	622,789	566,884	1,246,806	1,064,888

Operating income	72,229	67,555	167,637	95,146

Interest (note 7)	(18,425)	(20,709)	(36,922)	(39,259)

Earnings before taxes and non-controlling interest	53,804	46,846	130,715	55,887

Income and mining taxes	3,012	(7,477)	(12,948)	5,024
Non-controlling interest in (earnings) loss of subsidiaries	(794)	(879)	(1,295)	289

Earnings for the period	$56,022	$38,490	$116,472	$61,200
Dividends on preferred shares	(2,882)	(3,127)	(6,010)	(6,255)

Earnings attributable to common shares	$53,140	$35,363	$110,462	$54,945

Basic and diluted earnings per common share	$0.30	$0.20	$0.62	$0.31

FALCONBRIDGE LIMITED

EARNINGS (LOSS) CONTRIBUTIONS

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
	(unaudited — in thousands of Canadian dollars)
Principal operations —
Integrated Nickel Operations (INO)	$66,957	$40,371	$134,370	$79,802
Falconbridge Dominicana, C. por A.	11,000	13,380	17,926	(2,129)

Nickel Operations	77,957	53,751	152,296	77,673

Kidd Creek Operations	(23,546)	(15,593)	(44,408)	(36,420)
Collahuasi	36,273	43,411	78,689	75,987
Lomas Bayas	6,765	6,592	15,883	15,402

Copper Operations	19,492	34,410	50,164	54,969

Corporate costs	(25,220)	(20,606)	(34,823)	(37,496)

Operating income	72,229	67,555	167,637	95,146
Interest	(18,425)	(20,709)	(36,922)	(39,259)
Income and mining taxes	3,012	(7,477)	(12,948)	5,024
Non-controlling interest in (earnings) loss of subsidiaries	(794)	(879)	(1,295)	289

Earnings for the period	56,022	38,490	116,472	61,200
Dividends on preferred shares	(2,882)	(3,127)	(6,010)	(6,255)

Earnings attributable to common shares	$53,140	$35,363	$110,462	$54,945

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30, 2003	December 31, 2002
	(unaudited — in thousands of Canadian dollars)
ASSETS
Current
Cash and cash equivalents	$427,025	$259,933
Accounts and metals settlements receivable	356,402	342,414
Inventories (note 2)	541,786	521,598

Total current assets	1,325,213	1,123,945

Property, plant and equipment (note 2)	3,831,120	4,045,375
Deferred expenses and other assets	227,610	198,784

Total assets	$5,383,943	$5,368,104

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued charges	$301,841	$304,781
Income and other taxes payable	18,839	19,164
Long-term debt due within one year	95,734	99,731

Total current liabilities	416,414	423,676

Long-term debt (note 4)	1,574,389	1,565,413
Collahuasi project debt	306,642	357,390
Future income and mining taxes (note 2)	225,657	241,942
Employee future benefits	232,130	239,569
Other long-term liabilities	134,355	115,258
Non-controlling interest	31,298	29,986

Total liabilities	2,920,885	2,973,234

Shareholders' equity (note 2)	2,463,058	2,394,870

Total liabilities and shareholders' equity	$5,383,943	$5,368,104

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Period ended June 30, 2003	Period ended June 30, 2002
Number	Amount	Number	Amount
(unaudited — in thousands of Canadian dollars)
Share capital
Authorized
Unlimited preferred shares
Unlimited common shares
Issued
Common shares
Balance, beginning of year	177,603,432	$2,189,465	176,977,146	$2,176,622
Issued pursuant to employee stock options	112,700	1,955	40,900	706
Repurchase of common shares	(600,000)	(7,396)

Balance, end of period	177,116,132	2,184,024	177,018,046	2,177,328

Preferred shares Series 1
Balance, beginning and end of period	89,835	899	89,835	899

Preferred shares Series 2
Balance, beginning and end of period	7,910,165	197,753	7,910,165	197,753

Contributed surplus	3,887	2,300

Surplus (Deficit)
Balance, beginning of year	(112,541)	(101,932)
Adjustment for change in accounting policies
Capitalisation of interest (Note 2)	58,114	48,994
Costing of Inventory (Note 2)	51,455	54,471
Stock based compensation	—	(242)
Earnings for the year	116,472	61,200
Dividends	— Common shares	(35,465)	(35,396)
— Preferred shares	(6,012)	(6,255)
Loss on repurchase of common shares (Note 6)	(2,194)

Balance, end of period	69,829	20,840

Cumulative translation adjustment
Balance, beginning of year and end of period	6,666	6,666

Total shareholders' equity	$2,463,058	$2,405,786

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
	(unaudited — in thousands of Canadian dollars)
Operating activities
Earnings for the period	$56,022	$38,490	$116,472	$61,200
Add (deduct) items not affecting cash
Depreciation and amortization	87,909	95,922	172,856	187,250
Future income and mining taxes	(11,667)	(1,649)	(2,455)	(8,788)
Non-controlling interest in (loss) earnings of subsidiaries	794	879	1,295	(289)
Other	(20,326)	5,895	(30,958)	14,227
Contributions to pension fund in excess of provision	(3,872)	(3,267)	(7,439)	(4,947)

Cash provided by operating activities before working capital changes	108,860	136,270	249,771	248,653
Net change in receivables, inventories and payables	46,533	(13,903)	(30,697)	(88,335)

Cash provided by operating activities	155,393	122,367	219,074	160,318

Investing activities
Capital expenditures and deferred project costs	(110,041)	(95,514)	(207,376)	(173,994)
Proceeds on disposal of assets	585	(930)	778	244
Change in other assets	(16,625)	(4,724)	(20,296)	(7,853)

Cash used in investing activities	(126,081)	(101,168)	(226,894)	(181,603)

Financing activities
Long-term debt, including current portion:
Issued	300,738	383,400	346,325	512,562
Repaid	(122,505)	(322,730)	(122,505)	(322,730)
Dividends paid	(20,384)	(19,856)	(41,273)	(40,681)
Repurchase of common shares	(9,590)		(9,590)
Issue of common shares	1,832	706	1,955	706

Cash provided by financing activities	150,091	41,520	174,912	149,857

Cash provided during the period	179,403	62,719	167,092	128,572
Cash and cash equivalents, beginnning of period	247,622	264,168	259,933	198,315

Cash and cash equivalents, end of period	$427,025	$326,887	$427,025	$326,887

FALCONBRIDGE LIMITED

SALES OF PRODUCTS AND AVERAGE REALIZED PRICES

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
	(unaudited)
Metal sales (tonnes, except precious metals and silver)
Integrated Nickel Operations (INO)
Nickel	20,627	16,741	40,952	35,509
Nickel purchased for resale	—	396	—	396

Total	20,627	17,137	40,952	35,905

Copper	16,139	13,634	30,609	29,261
Precious metal revenues ($000's)	35,137	30,888	65,630	59,367
Ferronickel	6,455	7,460	12,991	8,003
Kidd Creek Division
Zinc (including metal in concentrate)	28,361	39,118	63,878	74,191
Copper (including metal in concentrate)	26,375	24,096	55,148	49,506
Silver (000's ounces)	1,553	1,124	2,757	1,502
Collahuasi
Copper (including metal in concentrate)	46,798	53,348	91,227	95,377
Lomas Bayas
Copper	14,817	14,324	29,395	30,263
Total Sales
Nickel	27,082	24,597	53,943	43,908
Copper	104,129	105,402	206,379	204,407
Average prices realized (U.S.$ per pound, except silver)
Nickel	$3.87	$3.23	$3.85	$3.03
Ferronickel	3.78	3.12	3.71	3.09
Copper	0.76	0.75	0.77	0.75
Zinc	0.39	0.39	0.39	0.39
Silver (U.S.$ per ounce)	4.62	4.70	4.63	4.59
Exchange rate before hedge (US$1=Cdn$)	$1.42	$1.56	$1.47	$1.58
Exchange rate after hedge (US$1=Cdn$)	$1.45	$1.56	$1.49	$1.57

FALCONBRIDGE LIMITED

PRODUCTION DURING THE PERIOD

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
	(unaudited)
Mine production (tonnes)
Sudbury
Nickel	7,082	7,871	13,303	15,821
Copper	9,260	9,467	16,524	17,297
Raglan
Nickel	6,672	5,321	13,412	11,513
Copper	1,625	1,358	3,422	3,074
Falcondo
Ferronickel	6,557	7,162	13,444	10,264
Kidd Mining Division
Copper	10,655	11,152	21,373	22,040
Zinc	16,479	26,858	37,651	52,488
Silver (000's ounces)	548	774	1,287	1,982
Collahuasi
Copper	43,515	46,945	87,726	93,012
Lomas Bayas
Copper	14,809	14,421	29,381	29,190
Total mine output
Nickel	20,311	20,354	40,159	37,598
Copper	79,864	83,343	158,426	164,613
Metal production (tonnes)
Sudbury — Smelter output
Nickel	15,833	15,482	30,684	29,378
Copper	5,468	5,370	10,655	10,371
Nikkelverk — Refinery output
Nickel	20,140	18,314	40,703	35,371
Copper	8,843	7,272	17,378	15,466
Falcondo
Ferronickel	6,557	7,162	13,444	10,264
Kidd Metallurgical Division
Zinc plant output — zinc	30,966	34,654	68,901	72,439
Copper Cathode — refinery output	38,024	37,346	74,983	71,140
Blister Copper	36,276	36,496	73,044	72,703
Collahuasi
Copper	6,583	6,579	13,445	13,008
Lomas Bayas
Copper	14,809	14,421	29,381	29,190
Total refined output
Nickel	26,697	25,476	54,147	45,635
Copper	68,259	65,618	135,187	128,804

FALCONBRIDGE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

1. ACCOUNTING POLICIES

        The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in preparation of the audited annual consolidated financial statements. This unaudited interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Corporation's 2002 Annual Report.

2. CHANGE IN ACCOUNTING POLICIES

        Effective January 1, 2003 the Corporation changed its accounting polices for interest, and costing of inventory. These changes were made to harmonize Falconbridge's policies with predominant industry practices and international accounting standards.

  Interest

        Under the previous policy, Falconbridge capitalized interest costs incurred, prior to commencement of commercial production, for projects that were specifically financed by debt. Under the new policy, interest costs incurred, prior to commencement of commercial production, are capitalized for all major projects. As at January 1, 2003 the effect of adopting the new policy was to increase property, plant and equipment by $90.8 million, increase future income tax by $32.7 million, and increase retained earnings by $58.1 million. The change resulted in an increase of $1.0 million and a decrease of $1.3 million to previously reported earnings for the first six months and second quarter of 2002 respectively.

  Costing of inventory

        Under the previous policy, depreciation and amortization of property, plant and equipment was treated as a period cost. Under the new policy depreciation and amortization is treated as a product cost and expensed when the inventory is sold. As at January 1, 2003 the effect of adopting the new policy was to increase inventory by $73.7 million, increase future income tax by $22.2 million, and increase retained earnings by $51.5 million. The change resulted in a decrease of $1.4 million to previously reported earnings for the first six months of 2002.

3. EXCHANGE GAINS AND LOSSES

        Falconbridge's sales are denominated primarily in U.S. dollars and to a lesser extent in Euros, Yen and other foreign currencies, and it incurs expenses that are denominated in foreign currencies, which expose it to increased volatility in earnings due to fluctuations in foreign exchange rates. Falconbridge uses foreign currency forward exchange contracts and options to reduce these exposures by creating an offsetting position. Falconbridge uses foreign currency exchange contracts to hedge its U.S. dollar sales revenue. Included in revenues for the six months and quarter ended June 30, 2003 are exchange gains of $25.1 million and $18.4 million (2002 — exchange losses of $6.0 million and exchange gains of $1.4) in relation to these hedges. Falconbridge also has foreign currency exchange contracts relating to foreign currency expenditures and other foreign currency denominated monetary assets and liabilities. Included in other (income)/expense for the six months and quarter ended June 30, 2003 are exchange losses of $6.4 million and $5.6 million (2002 — gains of $2.3 million and $2.2 million).

4. DEBT

        On May 28, 2003 Falconbridge issued US $250.0 million 5.375% fixed rate debentures maturing on June 1, 2015. The proceeds from this offering will be used to repay indebtedness under the corporation's commercial paper program, to fund planned capital expenditures and for other general corporate purposes. The Corporation has entered into a number of interest rate swap agreements converting a portion of the fixed rate debt to a floating rate.

5. SEGMENTED INFORMATION

	Nickel				Copper
(MILLIONS)	INO		Falcondo		Kidd Creek		Collahuasi		Lomas Bayas		Corporate and other		Total
Quarter ended June 30, 2003
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100%	)
Revenues	$358		$77		$129		$95		$36		$0		$695
Operating income (loss)	67		11		(23)		36		7		(26)		72
Depreciation, depletion and amortization	48		3		18		19		5		0		94
Property, plant & equipment	1,286		114		964		1,277		184		6		3,831
Capital expenditures & deferred projects costs	27		6		28		49		1		0		111
Quarter ended June 30, 2002
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100%	)
Revenues	$274		$80		$129		$115		$36		—		$634
Operating income (loss)	41		13		(15)		43		7		(20)		68
Depreciation, depletion and amortization	47		2		19		23		6		0		98
Property, plant & equipment	1,344		118		934		1,337		221		8		3,962
Capital expenditures & deferred projects costs	29		3		40		18		5		1		96
6 months ended June 30, 2003
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100%	)
Revenues	$711		$157		$275		$197		$74		$0 $		1,414
Operating income (loss)	134		18		(44)		79		16		(35)		168
Depreciation, depletion and amortization	84		6		38		39		11		1		180
Property, plant & equipment	1,286		114		964		1,277		184		6		3,831
Capital expenditures & deferred projects costs	46		8		57		95		1		0		207
6 months ended June 30, 2002
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100%	)
Revenues	$540		$85		$249		$208		$78		$0 $		1,160
Operating income (loss)	80		(2)		(36)		76		15		(37)		95
Depreciation, depletion and amortization	88		4		40		44		11		1		189
Property, plant & equipment	1,344		118		934		1,337		221		8		3,962
Capital expenditures & deferred projects costs	53		8		75		25		12		1		174
Principal base of operations	Canada		Dominican Republic		Canada		Chile		Chile		Canada

6. SHARE CAPITAL

        During the second quarter of 2003, Falconbridge repurchased 600,000 shares of its common shares at a cost of $9.6 million. The book value of this stock was $7.4 million, resulting in a charge of $2.2 million to retained earnings.

7. CAPITALIZED INTEREST

        During the six months and quarter ended June 30, 2003, Falconbridge capitalized $5.9 million and $1.7 million respectively of interest costs associated with the development of Kidd Creek's Mine D (2002 — $4.4 million and $2.2 million).

8. STOCK OPTIONS

        Stock option expense of $1.0 and $0.7 million, for the six months and quarter ended June 30, 2003 respectively, is included in general and administrative expense.

9. NEW DISCLOSURE REQUIREMENTS FOR GUARANTEES

        Effective with fiscal periods commencing on or after January 1, 2003, Accounting Guideline 14, issued by the Canadian Institute of Chartered Accountants, required the disclosure of certain guarantees binding on the corporation. Falconbridge has determined that it has issued no guarantees requiring disclosure under the accounting standard.

10. COMPARATIVE AMOUNTS

        Certain of the comparative figures have been restated to conform to the current years' presentation.

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SIGNATURES
FALCONBRIDGE REPORTS PROFIT OF $56.0 MILLION IN SECOND QUARTER 2003
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENT OF EARNINGS
FALCONBRIDGE LIMITED EARNINGS (LOSS) CONTRIBUTIONS
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FALCONBRIDGE LIMITED SALES OF PRODUCTS AND AVERAGE REALIZED PRICES
FALCONBRIDGE LIMITED PRODUCTION DURING THE PERIOD
FALCONBRIDGE LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003